UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

THE GOODYEAR TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

Ohio	1-1927	34-0253240
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Innovation Way, Akron, Ohio		44316-0001
(Address of principal executive offices)		(Zip Code)

Daniel T. Young

Secretary

(330) 796-2121

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

The terms “Goodyear,” “Company” and “we,” “us” or “our” wherever used herein refer to The Goodyear Tire & Rubber Company together with all of its consolidated U.S. and foreign subsidiary companies, unless the context indicates to the contrary. Terms used herein that are defined in Item 1.01(d) of Form SD are used as defined therein.

We are one of the world’s leading manufacturers of tires, engaging in operations in most regions of the world. We develop, manufacture, market and distribute tires for most applications. We also manufacture and market rubber-related chemicals for various applications. We manufacture our products in 46 manufacturing facilities in 21 countries, including the United States, and we have marketing operations in almost every country around the world. We are one of the world’s largest operators of commercial truck service and tire retreading centers. In addition, we operate approximately 1,000 retail outlets where we offer our products for sale to consumer and commercial customers and provide repair and other services.

Description of Reasonable Country of Origin Inquiry (“RCOI”)

Following a review of the raw materials and components used to manufacture our products, we determined that the following components are necessary to the functionality of certain of our products and contain conflict minerals:

•

Bead wire, which is used in all tires, allows a tire to be mounted on a rim and includes bronze electroplating to improve wire to rubber adhesion properties (other than radial aircraft tires which use brass electroplating). Bronze is a metal alloy consisting primarily of copper and tin.

•	Tungsten studs, which are used in certain studded winter replacement tires.

•	RFID chips, which are incorporated into certain commercial and race tires, contain tin, tungsten, tantalum and gold.

In 2019, our spending on bead wire constituted approximately 96% of our spending on the components described above, making tin the most significant conflict mineral in our supply chain by a wide margin.

We sent the Responsible Minerals Initiative Conflict Minerals Reporting Template (each a “Template” and collectively the “Templates”) to each of the suppliers that directly supply us with any of the components described above in order to collect further information on, among other things, the country of origin of the conflict minerals contained in our products. Once we received a completed Template from a supplier, we evaluated the Template for completeness and accuracy, and made further inquiries of our suppliers in order to clarify or improve the quality of their responses to us. Our objective was to identify each of the smelters that placed conflict minerals into our supply chain, which we believed would facilitate our ability to identify the country of origin of the conflict minerals contained in our products.

In 2019, we had a total of 19 direct suppliers of the components described above. We received Templates that we deemed to be complete, or acceptable representations as to country of origin, from all of those suppliers. We deemed a Template to be complete if it identified all of the smelters in a supplier’s supply chain. We excluded RFID chips from our RCOI because our spending on RFID chips is de minimis. Based on the Templates that we reviewed, we identified 33 total smelters, including 26 tin smelters and seven tungsten smelters, that provided conflict minerals that were ultimately incorporated into our products.

We are a member of the Responsible Minerals Initiative (“RMI”), an industry initiative that audits smelters’ and refiners’ due diligence activities. We used the Reasonable Country of Origin Inquiry report that we received as part of our RMI membership (the “RMI RCOI Report”) to identify the country of origin for 30 of our smelters.

Based on the RMI RCOI Report, we identified five tin smelters and one tungsten smelter that supplied conflict minerals to our suppliers and that we had reason to believe may have sourced conflict minerals directly or indirectly from the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Based on the RMI RCOI Report, we also determined that a portion of our conflict minerals did not originate in the Covered Countries (23 smelters) or were solely from recycled or scrap sources (one smelter).

With respect to the remaining three smelters, we reviewed representations made by certain suppliers and smelters, reviewed the smelters’ websites, if any, and conducted open-source internet searches for any further information on our suppliers and the smelters regarding the country of origin of the conflict minerals they used. Based on those additional inquiries, we had no reason to believe that our conflict minerals from those smelters may have originated in the Covered Countries.

For information on the due diligence that we performed with respect to the source and chain of custody of the conflict minerals sourced from the smelters whose conflict minerals may have originated in the Covered Countries, see the Conflict Minerals Report attached hereto as Exhibit 1.01.

This Form SD and the related Conflict Minerals Report are available on our Internet website at http://investor.goodyear.com/sec.cfm. Please note, however, that information contained on our Internet website is not incorporated by reference into this Form SD or otherwise considered to be a part of this document.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is attached hereto as Exhibit 1.01. See Item 2.01 below.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Goodyear Tire & Rubber Company (Registrant)

By:	/s/ David E. Phillips	Date: June 1, 2020
David E. Phillips
Senior Vice President and General Counsel